COMMENTS RECEIVED ON JANUARY 14, 2013

FROM EDWARD BARTZ

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

Fidelity Consumer Discretionary Central Fund, Fidelity Consumer Staples Central Fund, Fidelity Emerging Markets Equity Central Fund, Fidelity Energy Central Fund, Fidelity Financials Central Fund, Fidelity Floating Rate Central Fund, Fidelity Health Care Central Fund, Fidelity High Income Central Fund 1,
Fidelity Industrials Central Fund, Fidelity Information Technology Central Fund, Fidelity International
Equity Central Fund, Fidelity Materials Central Fund, Fidelity Telecom Services Central Fund,
Fidelity Utilities Central Fund

AMENDMENT NO. 32

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

Fidelity Inflation-Protected Bond Index Central Fund, Fidelity Tactical Income Central Fund

AMENDMENT NO. 18

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Money Market Central Fund

AMENDMENT NO. 78

1. All funds

"Fund Summary" (Part A of the Registration Statements)

"Purchase and Sale of Shares"

(Example from Fidelity Tactical Income Central Fund)

"Shares of the fund are not offered to the public.

The price to buy one share of the fund is its net asset value per share (NAV). Your shares will be bought at the NAV next calculated after your order is received in proper form.

The price to sell one share of the fund is its NAV. Your shares will be sold at the NAV next calculated after your order is received in proper form.

The fund is open for business each day the New York Stock Exchange (NYSE) is open.

The fund has no minimum investment requirement."

C: The Staff requests that the second paragraph be removed as this disclosure is not permitted or required by Item 6.

R: We believe the information in the second paragraph is consistent with the purchase and sale information required by Item 6(a) and (b). We note that the second paragraph is intended to be read together with the paragraph directly below it and believe that it is important to include the second paragraph, particularly for funds that produce a stand-alone Summary Prospectus. However, considering that these funds do not produce Summary Prospectuses and have comparable disclosure later on in Part A of their registration statements (under "Additional Information about the Purchase and Sale of Shares"), we will remove the disclosure at issue in order to address the Staff's comment.

2. Fidelity Inflation Protected Bond Index Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM normally invests at least 80% of the fund's assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L) (the Index). The Index is composed of inflation-protected debt securities issued by the U.S. Treasury with maturities between one and ten years."

C: The Staff requests that, in accordance with Rule 35d-1, the term "bond" be used instead of "debt securities" because it better aligns with the fund's name.

R: As previously discussed with the Staff, we continue to believe that the use of the term "debt securities" rather than "bond" in describing the fund's investments does not raise any issue under Rule 35d-1 (see Stan Griffith's June 21, 1990 letter to David Wills, then Branch Chief of the SEC's Division of Investment Management). The fund normally invests at least 80% of assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L), an index which includes all publicly issued U.S. Treasury inflation-protected securities with maturities between one and ten years. "Debt securities" are defined under the heading "Description of Principal Security Types" in the "Investment Details" section of the Prospectus to include government securities, such as U.S. Treasuries. We believe that the fund's disclosure adequately describes what the fund considers to be a "bond" for purposes of its investment policies, and is consistent with Section 35(d) and Rule 35d-1 thereunder.

Moreover, we believe that complying with the Staff's request would result in disclosure that differs from the current disclosure in form only, not in substance, and reflects an acknowledgement that the substance of the fund's 80% policy is acceptable. Accordingly, we believe that the fund's name and 80% policy are consistent with Rule 35d-1 and have not modified disclosure.

3. Fidelity Inflation-Protected Bond Index Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FIMM may engage in transactions that have a leveraging effect on the fund, including investments in derivatives, regardless of whether the fund may own the asset, instrument, or components of the index underlying the derivative, and forward-settling securities. FIMM may invest a significant portion of the fund's assets in these types of investments. If the fund invests a significant portion of its assets in derivatives, its investment exposure could far exceed the value of its portfolio securities and its investment performance could be primarily dependent upon securities it does not own. The fund's derivative investments may include interest rate swaps, total return swaps, credit default swaps, and futures contracts (both long and short positions) on securities and indexes. Depending on FIMM's outlook and market conditions, FIMM may engage in these transactions to increase or decrease the fund's exposure to changing security prices, interest rates, credit qualities, or other factors that affect security values, or to gain or reduce exposure to an asset, instrument, or index."

C: The Staff would like to know whether derivatives will be used to meet the 80% test. If so, the Staff requests that we disclose how derivatives will be valued for purposes of the 80% test.

R: As disclosed, Fidelity Inflation-Protected Bond Index Central Fund normally invests at least 80% of its assets in inflation-protected debt securities included in the Barclays U.S. 1-10 Year Treasury Inflation-Protected Securities (TIPS) Index (Series-L). Though we understand that in appropriate circumstances derivatives may qualify for a fund's name test, at this time the fund does not intend to count derivatives toward its 80% policy.

4. Fidelity Tactical Income Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclose the maturity policy for the fund.

R: The fund does not have a principal investment strategy to invest in securities of a particular maturity. Accordingly, we have not modified disclosure.

5. Fidelity Tactical Income Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies" and "Principal Investment Risks"

"In addition to the principal investment strategies discussed above, FIMM may invest the fund's assets in lower-quality debt securities and may invest the fund's assets in debt securities by investing in other funds."

"Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value. Entities providing credit support or a maturity-shortening structure also can be affected by these types of changes. If the structure of a security fails to function as intended, the security could decline in value. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities) tend to be particularly sensitive to these changes.

Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty."

C: The Staff would like clarification whether or not investing in lower-quality debt securities is or is not a principal investment strategy as we include a principal risk for it while it appears that it is not a principal strategy.

R: The fund does not have a principal investment strategy of investing in lower quality debt. However, as a non-principal strategy, FIMM may invest the fund's assets in lower-quality debt securities. Because the fund could be exposed to some risk associated with lower quality debt, we have included the disclosure at issue as part of the broader description of issuer-specific risks. We note that Form N-1A provides that a fund may include, except in response to Items 2 through 8, information in the prospectus that is not otherwise required, provided "the information is not incomplete, inaccurate, or misleading and does not . . . obscure or impede understanding of the information required to be included."

6. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

"Experience, Skills, Attributes, and Qualifications of the Funds' Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Funds' Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

7. All funds

"Directors and Officers (Trustees and Officers)" (Part B of the Registration Statements)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

8. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requests that a small cap risk be added to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with small cap investing are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with large capitalizations vs. small capitalizations) differently is one of the factors addressed under "Principal Investment Risks" -- "Stock Market Volatility" in the "Investment Details" section.

9. Fidelity International Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Risks"

C: The Staff requests that we add growth and value investing risks to "Principal Investment Risks" in the "Investment Details" section.

R: The risks associated with these specific investment styles are not principal investment risks of the fund. Accordingly, we have not added disclosure. Note, however, that while not a principal risk per se, the possibility for market developments to affect different types of securities (for example, growth stocks vs. value stocks) differently is one of the factors addressed under "Principal Investment Risks" - "Stock Market Volatility" in the "Investment Details" section.

10. Fidelity Floating Rate Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in floating rate loans and other floating rate securities. FMRC defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds. Many floating rate loans are lower-quality. FMRC may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff would like an explanation regarding why money market securities count as floating rate securities, in relation to the fund's 80% name test.

R: The SEC has stated that a fund may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus. See Name Test Rule Adopting Release Footnote 43. Accordingly, we disclose that "FMR defines floating rate securities as floating rate loans, other floating rate debt securities, money market securities of all types, repurchase agreements, and shares of money market and short-term bond funds." We believe this is consistent with Footnote 13 to the Adopting Release for Rule 35d-1 of the 1940 Act, which explains that the Rule's 80% requirement applies to the fund's "investments" (as opposed to the narrower term "securities"), and therefore in appropriate circumstances a fund can include in its 80% basket an investment with "economic characteristics similar to the securities included in that basket."

11. Fidelity High Income Central Fund 1

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests the fund's assets primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities. Many lower-quality debt securities are subject to legal or contractual restrictions limiting FMRC's ability to resell the securities to the general public. FMRC may also invest the fund's assets in non-income producing securities, including defaulted securities and common stocks, but currently intends to limit common stocks to 10% of the fund's total assets. FMRC may invest in companies whose financial condition is troubled or uncertain and that may be involved in bankruptcy proceedings, reorganizations, or financial restructurings."

C: The Staff requests that lower-quality debt securities be referred to as "junk bonds."

R: We are not aware of any requirements to use the term "junk bonds" in disclosure regarding "lower-quality debt securities." It is our understanding that the Division's formal guidance on "junk bond" disclosure was rescinded as part of the general overhaul of Form N-1A in 1998. See footnote 214 to Investment Company Act Release No. 23064 (Mar. 13, 1998) (providing that generic comment letters will not apply to registration statements prepared on the amended Form). Further, we note that the term "lower-quality debt securities" is defined under the heading "Principal Investment Risks" in the "Issuer Specific Changes" paragraph. Accordingly, we respectfully decline to modify the disclosure.

12. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

C: The Staff requests that we disclose the market capitalization policy for the fund.

R: The fund does not have a principal investment strategy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

13. Fidelity Emerging Markets Equity Central Fund

"Investment Details" (Part A of the Registration Statement)

"Principal Investment Strategies"

"FMRC normally invests at least 80% of the fund's assets in equity securities of issuers in emerging markets and other investments that are tied economically to emerging markets. Emerging markets include countries that have an emerging stock market as defined by MSCI, countries or markets with low- to middle-income economies as classified by the World Bank, and other countries or markets with similar emerging characteristics. Emerging markets tend to have relatively low gross national product per capita compared to the world's major economies and may have the potential for rapid economic growth. FMRC normally invests the fund's assets primarily in common stocks."

C: The Staff requests that we define "other investments" within this strategy.

R: As required by Item 9(b)(1) of Form N-1A, the types of securities in which the fund principally will invest are disclosed under the heading "Description of Principal Security Types" in the "Investment Details" section. We also note that the terminology "investments" was specifically used in the disclosure at issue based on the final wording of Rule 35d-1(a)(2) (see Name Test Rule Adopting Release Footnote 13).

14. All funds

Tandy Representations (Part A and Part B of the Registration Statements)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.